UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2023
Commission File Number
001-39349

DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5
th
 Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
☒  Form 20-F
☐  Form
40-F

EXPLANATORY NOTE
This report on Form
6-K/A
(this “
Amendment
”) amends the report on Form
6-K
previously filed on May 10, 2023 (the “
Original
6-K
”) to provide the unaudited consolidated financial statements for the three months ended March 31, 2023 of DoubleDown Interactive Co., Ltd. (the “
Interim Financial Statements
”) set forth on Exhibit 99.1 to this Amendment using Inline eXtensible Business Reporting Language (“
iXBRL
”), in accordance with Section 405 of Regulation
S-T
and Paragraph C.(6)(b) of the General Instructions to Form
6-K.
The Interim Financial Statements were previously furnished without iXBRL as Exhibit 99.2 to the Original
6-K.
Except as described above, this Amendment does not amend, update or restate any information set forth in the Original
6-K
or reflect any events that occurred subsequent to the original date of the Original
6-K.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited consolidated financial statements of the Company for the three months ended March 31, 2023

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: May 19, 2023

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer